EXHIBIT 99.1

Changes in reporting - TeliaSonera Sweden

STOCKHOLM, Sweden, Jan. 13, 2005 (PRIMEZONE) --

Accounting change to content services

TeliaSonera believes that the trend under International Financial Reporting Standards (IFRS) will be towards reporting content services on a net basis, meaning that the amount paid to an external content provider is deducted already in net sales, and not included in operating expenses. To that effect, TeliaSonera has gone through its agreements for third-party content services and decided to change its method of reporting content service revenues from a gross method to a net method, when it is clear under the agreement that TeliaSonera does not bear the risk and responsibility for the content. Such services are billed by TeliaSonera Sweden and have previously been reported on a gross basis in net sales.

The change has been reflected as of the beginning of 2004 and primarily affects premium rate calls within fixed voice and premium SMS, MMS and WAP within mobile communications in TeliaSonera Sweden. The change involves a decrease to TeliaSonera Sweden's net sales and operating expenses by SEK 499 million during January-September 2004, of which SEK 107 million within mobile communications and SEK 392 million within fixed telephony. The change has no impact on EBITDA and operating income.

The change has no impact on TeliaSonera's other reporting units.

Adjustment of reported numbers of prepaid card customers A correction has been made to the number of prepaid card customers in TeliaSonera Sweden due to the fact that the new definition of prepaid card customers that took effect in the beginning of 2004 was not correctly applied in the statistics. The number of prepaid card customers has been reduced by 106 000 compared with earlier reported figures at the end of the third quarter of 2004. After the adjustment, the number of prepaid customers increased by 259, 000 to 2, 240, 000 during the period January - September. The change has no impact on net sales and earnings.

The new figures reported on TeliaSonera's IR website Historical data on TeliaSonera's IR website that provides net sales figures and the number of prepaid customers have been changed for Q1-Q3, 2004. This also entails a correction to ARPU and MoU for TeliaSonera Sweden mobile communications with reference to the changes. When it comes to ARPU even earlier periods have been changed due to the accounting change to content services.

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

For further information journalists can contact: TeliaSonera's Press Office, +46-(0)8-713 58 30

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2003 TeliaSonera had 11,957,000 mobile customers (37,610,000 incl associated companies) and 8,061,000 fixed customers (9,160,000 incl associated companies) and 1,631,000 internet customers (1,691,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange and the Helsinki Exchanges. Pro forma net sales January-December 2003 amounted to SEK 81.7 billion (EUR 9.01 billion). The number of employees was 26,694.

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